March 11, 2020

Todd A. Stevens
President and Chief Executive Officer and Director
California Resources Corporation
27200 Tourney Road, Suite 200
Santa Clarita, CA 91355

       Re: California Resources Corporation
           Post-Effective Amendment No. 2 to Form S-3
           Filed February 26, 2020
           File No. 333-228426

Dear Mr. Stevens:

       We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 2 to Registration Statement on Form S-3

Description of Capital Stock
Forum Selection, page 11

1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the
       Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange
       Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
       22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise
 Todd A. Stevens
California Resources Corporation
March 11, 2020
Page 2
      your prospectus to add related risk factor disclosure, and to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
General

2. We note that you incorporate by reference your Form 10-K for the fiscal year ended
      December 31, 2019 and that such report incorporates by reference information from your definitive proxy statement, which has not yet been filed. Prior to requesting acceleration of the effectiveness of this registration statement, please either amend the Form 10-K to include information required by Part III of Form 10-K or file the definitive proxy statement. Please refer to Compliance and Disclosure Interpretations, Securities Act
      Forms Question 123.01 for guidance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions.



                                                             Sincerely,
FirstName LastNameTodd A. Stevens
                                                             Division of
Corporation Finance
Comapany NameCalifornia Resources Corporation
                                                             Office of Energy &
Transportation
March 11, 2020 Page 2
cc:       Scott D. Rubinsky
FirstName LastName